TeleCommunication Systems, Inc. 275 West Street Annapolis, MD 21401 Thomas M. Brandt, Jr. Sr. Vice President & CFO Voice: 410/280-1001 Confidential Fax: 410/280-1048 tbrandt@telecomsys.com

October 24, 2011

BY EDGAR AND BY FEDERAL EXPRESS

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549

Attn: Kathleen Collins

Re:	TeleCommunication Systems, Inc.

Annual Report on Form 10-K for the Year Ended December 31, 2010

Filed March 7, 2011

File No. 000-30821

Dear Ms. Collins:

We have received your comment letter dated October 20, 2011 (the “Comment Letter”) in connection with your review of TeleCommunication Systems, Inc.’s (the “Company”) Annual Report on Form 10-K for the Year Ended December 31, 2010 filed on March 7, 2011 (the “Annual Report”).

This letter is submitted on behalf of the Company in response to your Comment Letter and the responses to the Comment Letter are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in your Comment Letter. For your convenience, your comments have been reproduced below, together with our responses.

Comment No. 1:

Note 23. Commitments and Contingencies, Page 34

We note your response to prior comment 4 where you indicate you have concluded that disclosure of your shareholder class action lawsuit is no longer required under Item 103 of Regulation S-K and therefore will no longer be included in future periodic reports. Tell us the basis for your determination and tell us whether this conclusion resulted from a reassessment of the facts and circumstances that existed as of or subsequent to the filing date of your Form 10-K. In additional, clarify if and how the purchase of the referenced insurance policy factored into your assessment, if applicable.

Response: After receiving your prior comment 4, we reassessed this legal proceeding and concluded that it no longer is required to be disclosed because the maximum potential exposure to the Company is less than 10% of the current assets of the Company. A negotiated settlement has been approved by the court and is undergoing final administrative actions, and any resulting liability to the company currently is expected to be immaterial. Accordingly, the legal proceeding is not required to be disclosed under Item 103 of Regulation S-K and the Company has determined that it is not otherwise material to investors. The referenced insurance policy was not a factor in making the foregoing determination.

U.S. Securities and Exchange Commission

October 24, 2011

Comment No 2:

Exhibit 23.1

We note your response to prior comment 5 and we will review your Form 8-K when filed.

Response: We acknowledge the staff’s comment and will be filing the consent under cover of a Form 8K with the third quarter 2011 earnings release, currently scheduled for issuance on October 27, 2011.

Thank you for your attention to this matter. We hope that the foregoing responses address the issues raised in your Comment Letter and would be happy to discuss with you any remaining questions or concerns that you may have. Please contact me at (410) 280-1001 should you have any questions concerning this letter or require further information.

Sincerely,

TELECOMMUNICATION SYSTEMS, INC.

By:	/s/ Thomas M. Brandt, Jr.

Thomas M. Brandt, Jr.
Senior Vice President and Chief Financial Officer